November 8, 2010

Courtney Haseley, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:      ABC Acquisition Corp 1502 (“Company”)

            Amendment No. 1 to Form 10-12G

            Filed October 28, 2010

            File No. 000-54115

Dear Ms. Haseley:

             On behalf of the Company, we are responding to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 5, 2010 (the “Letter”) relating to the Company’s Amendment No. 1 to Form 10-12G (“Amendment No. 1”) filed with the Commission on October 28, 2010.

            We have provided a copy of Amendment No. 2 to the Form 10-12G, clean and marked to show changes from Amendment No. 1, along with this response letter for your review.  For your convenience, we have repeated each comment from the Staff’s Letter immediately prior to our responses below.

General

1.   We note that counsel provided the Tandy representations required in our prior    letter.  Please note that the Tandy representations must come directly from the            company.  Please provide these representations from the company with your       next response.

Response:  The required Tandy representations have been provided directly by the Company in a separate correspondence letter to the Commission dated November 8, 2010 attached as Exhibit “A” hereto.

2.   In connection with the filing of the amended Form 10, the company was   required to file a marked copy of such amended filing that conforms with the        provisions of Rule 310 of Regulation S-T.  However, no such marked copy was             filed.  Please confirm your understanding of this requirement and ensure that      any future filings by the company requiring an amendment at the Commission’s   request will include the requisite marked copy conforming to the requirements   of Rule 310 of Regulation S-T.

      Response: In connection with the filing of an amended Form 10, the Company         understands that it is required to file a marked copy of such amended filing that           conforms with the provisions of Rule 310 of Regulation S-T.  As such, the Company    has provided with this correspondence letter a marked copy of Amendment No. 2 to         show changes from Amendment No. 1.  Furthermore, the Company will ensure that any future filings by the Company requiring an amendment at the Commission’s       request will include the requisite marked copy          conforming to the requirements of      Rule 310 of Regulation S-T.

Item 2.  Financial Information

(a) Liquidity and Capital Resources, page 14

3.   We note your response to prior comment 13, including your disclosure     regarding Mr. Amersey’s “firm promise” to continue funding the company for   the next twelve months.  Please clarify in your disclosure what is meant by a        “firm promise.”  For example, please tell us if this promise is legally enforceable       against Mr. Amersey under Nevada law.  If the promise to pay is not enforceable            by the company, enhance your disclosure to make clear that such a promise is   not a binding commitment, that it is in Mr. Amersey’s sole discretion to elect not     to continue funding the Company and, accordingly, the capital required by the     company to conduct its business (including is ongoing reporting obligations          pursuant to the Securities Act of 1934) for the next twelve months is not secure.    Also include a risk factor, if appropriate, addressing the risk that Mr. Amersey     may not fund the company for the next twelve months and, therefore, the             company may have insufficient resources to investigate and analyze potential      business combinations.

      Response: The Company has clarified in its disclosure what is meant by a “firm       promise” on page 15 under Item 2 of Amendment No. 2.  Furthermore, on page 10 of            Amendment No. 2 under the Risk Factors section, the Company has provided a risk factor addressing the risk that Mr. Amersey may not fund the Company for the next           twelve months and, therefore, the Company may have insufficient resources to        investigate and analyze potential business combinations.

(c)  Qualitative Disclosures about Market Risk, page 15

4.   The caption to this section appears to refer to the disclosure required by Item      305 of Regulation S-K.  We note that the company, as a smaller reporting         company, is not subject to Item 305 and the disclosure in this section does not      provide the information called for by that item.  Accordingly, please revise the       caption to this section to better describe the disclosure provided in this section.

      Response:  On page 16 of Amendment No. 2 under Qualitative Disclosures about    Market Risk, the Company has revised the caption to better describe the disclosure    provided in that section.

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 19

5.   We note your response to our prior comment number 23.  We further note that your disclosure continues to state that Mr. Amersey will pay all expenses incurred by the company and as a result, you do not expect to have significant     expenses.  As such, your disclosures continue to imply that not all costs of doing   business will be included in your financial statements.  Please revise your          disclosures accordingly.  Refer to SAB Topic 1.B.

                                                            2

      Response:  On page 19 under Item 7, in order to no longer imply that not all costs of            doing business will be included in the Company’s financial statements, the Company            has deleted the statement that Mr. Amersey will pay all expenses incurred by the      Company and as a result, the Company does not expect to have significant expenses.

            Please find attached as Exhibit “A” hereto the Company’s letter to the Commission providing the requested Tandy representations.

            If you have any questions regarding our responses in accordance with the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

                                                                        Sincerely,

                                                                        Joyce, Thrasher, Kaiser & Liss, LLC

                                                                        /s/ H. Grady Thrasher, IV, Esq

                                                                        H. Grady Thrasher, IV, Esq.

                                                              3

Exhibit “A”

November 8, 2010

Courtney Haseley, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:       ABC Acquisition Corp 1502 (“Company”)

            Amendment No. 1 to Form 10-12G

            Filed October 28, 2010

            File No. 000-54115

Dear Ms. Haseley:

            In connection with the letter filed by our securities counsel on November 8, 2010 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment letter dated November 5, 2010, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Amendment No. 1 and Amendment No. 2 to Form 10-12G;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Sincerely,

                                                                                    ABC Acquisition Corp 1502

                                                                                    /s/ Nitin Amersey

                                                                                    Nitin Amersey

                                                                                    CEO, President, CFO, Secretary, and

                                                                                    Director

                                                                  4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. ~~1~~2

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) of (g) of The Securities Exchange Act of 1934

ABC ACQUISITION CORP 1502

(Exact name of registrant as specified in its charter)

Nevada                                                                                                                                              27-2332860

(State or other jurisdiction or of incorporation or organization)                                                               (I.R.S. Employer Identification No.)

300 Center Ave. Ste. 202 Bay City, MI                                                                                           48708

(Address of principal executive offices)                                                                             (Zip Code)

Registrant’s telephone number, including area code:                                  (989) 891-0500

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None
None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  [  ]                                                                                                 Accelerated filer [  ]

Non-accelerated filer    [  ]  (Do not check if small reporting company)                   Smaller reporting company [ X ]

{~~00165437.~~00165437.2 }                                                                  5

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10 to register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

 Unless otherwise noted, references in this registration statement to "ABC Acquisition Corp 1502","Company", "we", "our", "us" or “Registrant” means ABC Acquisition Corp 1502.

FORWARD LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts.  These  "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions.  You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control.  For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under Risk Factors." Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements.  The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances.  As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment.  To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements.  In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We do not undertake any obligation to update or revise any forward-looking statements.

{~~00165437.~~00165437.2 }                                                                  6

TABLE OF CONTENTS

Item 1 Description of Business.                                                                                                                     ~~3~~4

Item 1A   Risk Factors                                                                                                                                                    7

Item 2 Financial Information.                                                                                                                     ~~3~~14

Item 3 Properties.                                                                                                                                                ~~3~~16

Item 4 Security Ownership of Certain Beneficial Owners and Management.              ~~3~~16

Item 5 Directors and Executive Officers.                                                                                             ~~3~~17

Item 6 Executive Compensation.                                                                                                               ~~3~~18

Item 7 Certain Relationships and Related Transactions, and Director Independence. ~~3~~19

Item 8 Legal Proceedings.                                                                                                                              ~~3~~19

Item 9 Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.                                                                                                                                                      ~~3~~19

Item 10   Recent Sales of Unregistered Securities.                                                                          ~~3~~20

Item 11   Description of Registrant’s Securities to be Registered.                                         ~~3~~20

Item 12   Indemnification of Directors and Officers.                                                                    ~~3~~21

Item 13   Financial Statements and Supplementary Data.                                                         ~~3~~22

Item 14   Changes in and Disagreements with Accountants and Financial Disclosure. ~~3~~22

Item 15   Financial Statements and Exhibits.                                                                                     ~~3~~22

{~~00165437.~~00165437.2 }                                                                  7

Description of Business.

Business Development

ABC Acquisition Corp 1502 (“we”, “us”, “our”, “Company” or the “Registrant”) was incorporated in the State of Nevada on April 12, 2010.  The business purpose of our Company is to seek the acquisition of, or merger with, an existing private company.  Since our inception, we have been engaged in organizational efforts in order to put us in a position where we can seek to  target and eventually acquire an existing private company.  At this time, all initial financing has been funded by our sole officer and director, Mr. Amersey.  We have not identified any external funding sources nor do we have a plan for developing external funding sources.  We have not conducted negotiations or entered into a letter of intent concerning any target business.

Business of Issuer

Our Company, based on proposed business activities, is a “blank check” company. The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3(a)(51) of the Exchange Act of 1934, as amended, (the “Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.  As such, until we consummate a business combination, we will be limited in our ability to sell our stock in certain states which could have the affect of limiting our stock’s exposure in the investment community.  This could have an impact on our ability to raise capital and develop our Company.  Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. We intend to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.  Furthermore, as a blank check company, any offerings of our securities shall comply with Rule 419 under the Securities Act of 1933.  Rule 419 requires that the blank check company filing such registration statement deposit the securities being offered and the proceeds of the offering into an escrow or trust account pending the execution of an agreement for an acquisition or merger.  In addition, the registrant is required to file a post effective amendment to the registration statement containing the same information as found in a Form 10 registration statement, upon the execution of an agreement for such acquisition or merger.  Rule 419 provides procedures for the release of the offering funds in conjunction with the post effective acquisition or merger.

 We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent, that desires to employ our funds in its business.  We have, and will continue to have, limited or no capital with which to provide the owners of business entities with any cash or other assets.  However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to file its own Form 10 registration statement.  Management believes that the time and cost savings our Company is able to offer target companies is at greater value to such companies than both the dilution shareholders at target companies will necessarily suffer as a result of a business combination and the cost and time associated with the filing of Form 8-K in connection with such business combination.

{~~00165437.~~00165437.2 }                                                                  8

Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings.  We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

By merging with an existing operating company, we hope that our shareholders will benefit from the ongoing operations of the private company.  Management intends to seek to retain an equity interest in the surviving company of a business combination, and may seek a cash fee from the target company; however, because a target company has not been identified at this time, it is impossible to predict whether we will retain an equity interest in the surviving company, a cash payment in exchange for shares, or a combination of both.

The analysis of new business opportunities has and will be undertaken by or under the supervision of our sole officer and director. We have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In our efforts to analyze potential acquisition targets, we will consider the following kinds of factors:

Potential for growth, indicated by new technology, anticipated market expansion or new products;

Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

Strength and diversity of management, either in place or scheduled for recruitment;

Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

The cost of our participation as compared to the perceived tangible and intangible values and potentials;

The extent to which the business opportunity can be advanced;

The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

{~~00165437.~~00165437.2 }                                                                  9

The manner in which we participate in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of our Company and the promoters of the opportunity, and the relative negotiating strength of our Company and such promoters.

The costs associated with locating a target company are not expected to be material, and Mr. Amersey has agreed to pay for such costs for an indefinite period.  Because we do not believe we need additional funding sources, we have not identified any other funding sources nor have we developed a plan for seeking additional funding sources at this time.  While we anticipate that we will be able to meet the costs necessary to investigate and analyze such business combinations, we cannot guarantee that we will not need an additional funding source in the near future.

It is likely that we will acquire our participation in a business opportunity through the issuance of common stock or other securities of our Company.  Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called “tax free” reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of our Company prior to such reorganization.

Our present stockholder will likely not have control of a majority of the voting shares of our Company following a reorganization transaction.  As part of such a transaction, our sole director may resign and new director(s) may be appointed without any vote by stockholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of our management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving us, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, we will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others.  As such, due to our limited financing, our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one target company.  In the event we are unsuccessful in targeting a private company, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred which could have an impact on our ability to continue operations as a going concern and our stockholders may lose their entire investment in us as a result.

{~~00165437.~~00165437.2 }                                                                  10

We presently have no employees apart from our management.  We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

 Our sole officer and director, Mr. Amersey, is engaged in outside business activities and we anticipate that he will devote to our business very limited time until the acquisition of a successful business opportunity has been identified.  Mr. Amersey plans to devote 2-3 hours per week seeking a target acquisition company for us.  Mr. Amersey will rely on his own expertise and contacts in the area of business acquisitions to find an appropriate target corporation.  Mr. Amersey will not be engaging an outside professional firm that specializes in business acquisitions.

            In addition to being our sole officer and director, Mr. Amersey currently manages Amersey Investments, LLC (“Amersey Investments”).  Amersey Investments is a full-service management and consulting firm that assists small to medium-sized private companies who wish to become a public company. Mr. Amersey also currently serves as CFO, Treasurer, Secretary and Director of Trim Holding Group, a public company engaged in selling products in the Health Care sector.  Additionally, Mr. Amersey currently serves as a director of Environmental Solutions Worldwide and has served as a member of the board since January 2003.  In addition to his service as a board member of Environmental Services Worldwide, Mr. Amersey is the current Chairman of the Board of Directors of Scothalls Limited, and also serves as the chairman of Midas Touch Global Media Corp., a company engaged in providing investment newsletters.  Mr. Amersey is also currently Chairman of Hudson Engineering Industries Pvt. Ltd., a private distribution company domiciled in India, and of Trueskills Energen Pvt. Ltd., a private wind energy consulting firm domiciled in India.  Furthermore, Mr. Amersey currently serves as the sole officer and director of ABC Acquisition Corp. 1505, a blank check company seeking the acquisition of an existing private company.

Reports to Security Holders

We are not required to deliver an annual report to security holders and at this time do not anticipate the distribution of such a report.  If we successfully consummate a business combination, within four days after closing, we will file a current report on Form 8-K with the SEC including all information that would normally be included in a Form 10 with respect to a merged company, including audited and pro forma financial statements.  The Commission subjects the Form 8-K to its standard of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures represented.

We will file reports with the SEC. We will be a reporting company and will comply with the requirements of the Exchange Act.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Item 1A.         Risk Factors.

{~~00165437.~~00165437.2 }                                                                11

An investment in our Company is highly speculative in nature and involves an extremely high degree of risk.

There may be conflicts of interest between our management and our non-management stockholders which could potentially compromise our management’s fiduciary duties to our stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders.  Nitin Amersey, our CEO, President, CFO, Secretary and sole director, is currently involved with another blank check company and conflicts in the pursuit of business combinations with such other blank check companies with which he is, and in the future may be, affiliated with may arise. Currently, Mr. Amersey serves as the sole officer and director for our blank check company, as well as the blank check company, ABC Acquisition Corp 1505.  Mr. Amersey is currently seeking an acquisition target for both corporations.  At this time, Mr. Amersey has not identified a target for either corporation. If we and the other blank check company that Mr. Amersey is affiliated with desire to take advantage of the same opportunity, Mr. Amersey, in his sole discretion, will arbitrarily determine the company that will be entitled to proceed with the proposed transaction.

As our business is difficult to evaluate because we have no operating history, we may be unable to consummate a business combination which could have a materially adverse effect on our business operations.

As we have no operating history or revenue and only minimal assets, there is a risk that we will be unable to consummate a business combination. We have had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management which could reduce the likelihood of consummating a successful business combination.

We are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

{~~00165437.~~00165437.2 }                                                                12

Our future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

We have no existing agreement for a business combination or other transaction and there are no assurances that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination.  Our failure to consummate a business combination could have an adverse impact on our ability to continue operations as a going concern and our stockholders may lose their entire investment in us as a result.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.  The failure to consummate a business combination could have an impact on our ability to continue operations as a going concern and our stockholders may lose their entire investment in us as a result.

We have limited financing and will likely be able to effect only one business combination. Our failure to consummate such a business combination may result in loss to the Company of the related costs incurred which could have an adverse impact on our ability to continue operations as a going concern and our stockholders may lose their entire investment in us as a result.

Due to our limited financing, our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one target company.  In the event we are unsuccessful in targeting a private company, the costs theretofore incurred in the related investigation would not be recoverable.  Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred which could have an impact on our ability to continue operations as a going concern and our stockholders may lose their entire investment in us as a result.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

{~~00165437.~~00165437.2 }                                                                13

While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs in total. Our sole officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

As the commitment by our sole officer and director, Mr. Nitin Amersey, to fund us for the next 12 months is not binding, Mr. Amersey, in his sole discretion, may elect not to continue funding us at any time.  If Mr. Amersey elected not to continue to fund us for the next 12 months, we may not have sufficient resources to investigate and analyze potential business combinations which could have an adverse impact on our ability to continue operations on a going concern and our stockholders may lose their entire investment in us as a result.

            Mr. Amersey, our sole officer and director, has given us his firm promise that he will fund us for the next 12 months.  However, as the firm promise given by Mr. Amersey to fund us for the next 12 months is not a binding commitment, Mr. Amersey, in his sole discretion may elect not to continue funding us at any time.  If Mr. Amersey elected not to continue to fund us for the next 12 months, we may not have sufficient resources to investigate and analyze potential business combinations which could have an adverse impact on our ability to continue operations on a going concern and our stockholders may lose their entire investment in us as a result.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

We may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

{~~00165437.~~00165437.2 }                                                                14

If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our common stock which will limit the ability of our stockholders to liquidate their investment.

Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

We may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Our business will have no revenues unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenues from operations. We will not realize any revenues unless and until we successfully merge with or acquire an operating business.

We intend to issue more shares in a merger or acquisition, which will result in substantial dilution in the percentage of our common stock held by our then existing stockholders.

Our Articles of Incorporation authorizes the issuance of a maximum of 400,000,000 shares of common stock and a maximum of 100,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our sole director has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially and adversely affected.

{~~00165437.~~00165437.2 }                                                                15

We have conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

We have neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

Because we may seek to complete a business combination through a “reverse merger”, following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we expect to assist a privately held business to become public through a “reverse merger.”  We believe that private companies often choose to enter into “reverse merger” combinations with an ultimate goal of accessing the public markets.  However, because there is no anticipated public market for our securities, securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock.  This may hinder our Company in its post merger form from being able to attract investors which in turn may reduce our ability to find an attractive private company with which to merge.

We cannot assure you that following a business combination with an operating business, our common stock will be listed on NASDAQ or any other securities exchange.

Following a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock.

The application of the “penny stock” rules to our common stock could limit the trading and liquidity of the common stock, adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

{~~00165437.~~00165437.2 }                                                                16

As long as the trading price of our common stock is below $5 per share, the open-market trading of our common stock will be subject to the “penny stock” rules, unless we otherwise qualify for an exemption from the “penny stock” definition. The “penny stock” rules impose additional sales practice requirements on certain broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). These regulations, if they apply, require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser’s written agreement to a transaction prior to sale. These regulations may have the effect of limiting the trading activity of our common stock, reducing the liquidity of an investment in our common stock and increasing the transaction costs for sales and purchases of our common stock as compared to other securities.  The stock market in general and the market prices for penny stock companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.  Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The occurrence of these patterns or practices could increase the volatility of our share price.

Because there is no public market for our common stock, stockholders may have difficulty or be unable to sell their shares of common stock.  We have also never paid dividends on our common stock and we anticipate that any funds available for payment of dividends will be re-invested into the Company to further our business strategy.

There is no public trading market for our common stock, meaning that the number of persons interested in purchasing shares of our common stock at or near ask prices at any given time may be relatively small or non-existent, and none is expected to develop in the foreseeable future unless and until our Company completes a business combination with an operating business and such business files a registration statement under the Securities Act. Additionally, we have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further our business strategy.

A company controlled by our sole officer and director, Mr. Nitin Amersey, previously failed to timely file a response to an SEC comment letter and its initial annual report late.

            ABC Acquisition Corp 1501 (“ABC 1501”), did not timely respond to staff comments issued on its Form 10-12(g).  The Company subsequently filed late its initial annual report on Form 10-K for the period ending December 31, 2009.  Mr. Amersey was the sole officer and director of ABC 1502 during this period.  While we believe that this was an isolated incident, you should consider whether this increases the risk that we will not timely file our periodic reports since Mr. Amersey is also our sole officer and director.

{~~00165437.~~00165437.2 }                                                                17

The issuance of preferred stock could adversely affect the voting power or other rights of the holders of our common stock.

Our Articles of Incorporation authorizes the issuance of up to 100,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our sole director. Accordingly, our sole director is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

Financial Information.

Liquidity and Capital Resources

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short term earnings.

We do not currently engage in any business activities that provide cash flow.  The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury or with additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.  We anticipate that, with funding from our founder, Mr. Nitin Amersey, the Company’s current assets will be sufficient to meet the costs necessary to investigate and analyze potential business combinations. Mr. Amersey has given us his firm promise that he will fund us for the next 12 months.  The firm promise given by Mr. Amersey to fund us is not however a binding commitment, and thus, is not legally enforceable against Mr. Amersey under Nevada law.  It is in Mr. Amersey’s sole discretion to elect not to continue funding us, and accordingly, the capital required by us to conduct our business for the next 12 months is not secure.  Furthermore, the discontinuance of funding by Mr. Amersey could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities and Exchange Act of 1934.  We have not at this point discussed with Mr. Amersey a maximum funding amount or general terms of any loans provided to us.

{~~00165437.~~00165437.2 }                                                                18

  We have not identified any additional funding sources for investigating and analyzing business combinations nor have we developed a plan for funding if our current assets prove inadequate.

During the next 12 months we anticipate spending approximately $19,600 on costs related to:

filing of Exchange Act reports, and

consummating an acquisition.

            Specifically, we anticipate spending approximately $10,000 on attorney’s fees related to the filing of Exchange Act reports, $6,000 on auditor fees related to the filing of Exchange Act reports, $600 on Edgar filing services, and $3,000 related to the consummation of an acquisition.

Currently, we have $3,600 in our treasury which we expect we will be sufficient to fund our operations for the next 3 months.  In order to successfully conduct our operations and satisfy our obligations for the next 12 months, we anticipate that we will need $16,000 of additional capital.  We anticipate that this additional capital will be loaned by or invested in us by our stockholders, management or other investors.

Results of Operations

We may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Because we have no current income producing operations, neither inflation nor changing prices have had an impact on our net sales, revenues, and income from continuing operations.

~~Qualitative Disclosures about Market Risk~~Risks Involving a Business Combination

Our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

{~~00165437.~~00165437.2 }                                                                19

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

We anticipate that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, providing liquidity for the principals of and investors in a business, having greater access to the capital markets through the possibilities of a future stock offering, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

Properties.

We neither rent nor own any properties. We currently have no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of ~~October 26,~~November 8, 2010, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class

Nitin Amersey (1) 300 Center Ave. Ste. 202 Bay City, MI 48708	35,000,000	100%

All Officers and Directors as a group	35,000,000	100%

(1)	Nitin Amersey is CEO, President, CFO, Secretary and sole director of the Company.

{~~00165437.~~00165437.2 }                                                                20

Directors and Executive Officers.

Certain Information About Our Sole Officer and Director.

NAME	AGE	POSITION
Nitin Amersey	58	CEO, President, CFO, Secretary, Director

Nitin M. Amersey.

            Nitin M. Amersey, age 58, has over thirty-six years of experience in international   trade, marketing and corporate management. Since July 2009, Mr. Amersey has served as the managing member for Amersey Investments, LLC, a full-service management and consulting firm that assists small to medium-sized private companies wishing to go public. As the managing member of Amersey Investments, LLC, Mr. Amersey manages the company, and in a consultant role, advises a number of private companies in their efforts in becoming publicly traded.   Since October 2009, Mr. Amersey has served as CFO, Treasurer, Secretary and Director of Trim Holding Group, a public company engaged in selling products in the Health Care sector.  Mr. Amersey, in his role as CFO, Treasurer, Secretary and Director, is responsible for managing the financial risks of the company and developing and implementing the business plan.

   Mr. Amersey was elected as a director of Environmental Solutions Worldwide and has served as a member of the board since January 2003.  Mr. Amersey was appointed interim Chairman of the Board in May 2004 and subsequently was appointed Chairman of the Board in December 2004 and served as Chairman of Environmental Solutions Worldwide’s Board through January 2010.  Environmental Solutions Worldwide manufactures and markets a diverse line of proprietary catalytic emission conversion, control, and support products and technologies for the International Transportation, Construction, and Utility markets.  In addition to his service as a board member of Environmental Services Worldwide, Mr. Amersey, since 1978, has been Chairman of the Board of Directors of Scothalls Limited, a private trading firm.

            Since 2001, Mr. Amersey has also served as President and CEO of Circletex Corp., a financial consulting management firm. As the President and CEO of Circletex Corp, Mr. Amersey manages the day to day affairs of the company and assists small to medium sized companies wishing to go public.  Additionally, Mr. Amersey has served as chairman of Midas Touch Global Media Corp., a company engaged in providing investment newsletters, from 2005 to the present.  Since 2007, Mr. Amersey has served as the Chairman of Hudson Engineering Industries Pvt. Ltd., a private distribution company domiciled in India.  Additionally, since April 2010, Mr. Amersey has served as the Chairman of Trueskills Energen Pvt. Ltd., a private wind energy consulting firm domiciled in India.

            From July 10, 2009 to June 1, 2010, Mr. Amersey was the sole officer and director of Bio-Carbon Systems International Inc. f/k/a ABC Acquisition Corp 1501, a former blank check company, now development stage company, engaged in the carbon trading, carbon sequestration, and greenhouse emission control business.  Bio-Carbon Systems International, Inc. is a reporting company with a class of securities registered pursuant to section 12 of the Exchange Act. Since July 1, 2010, Mr. Amersey has served as the sole officer and director of ABC Acquisition Corp. 1505, a blank check company seeking the acquisition of an existing private company. As the sole officer and director, Mr. Amersey spends a limited amount of time seeking the acquisition of a target company for ABC Acquisition Corp. 1505.  From 2003 to 2006 Mr. Amersey was Chairman of the Board of Directors for RMD Entertainment Group, a public company engaged in the research and development of advanced broadband technology. During the same period, Mr. Amersey served as the Chairman of the Board of Directors for Wide E-Convergence Technology America Corp., a provider of e-learning software.

{~~00165437.~~00165437.2 }                                                                21

            None of the aforementioned companies are parents, subsidiaries, or affiliates of ABC Acquisition Corp 1502.

Mr. Amersey has a Master of Business Administration Degree from the University of Rochester, Rochester, N.Y. and a Bachelor of Science in Business from Miami University, Oxford, Ohio.  He graduated from Miami University as a member of Phi Beta Kappa and Phi Kappa Phi. Mr. Amersey also holds a Certificate of Director Education from the NACD Corporate Director’s Institute.

Mr. Amersey is qualified to be the sole officer and director of ABC Acquisition Corp 1502 because of his experience serving as the sole officer and director of other similarly situated blank check companies as well his experience serving on various Boards of Directors for public and private companies. Specifically, we believe that Mr. Amersey’s experience with locating a target corporation to purchase ABC Acquisition Corp 1501, a former blank check company, will be invaluable to us as we proceed with our plans to seek the acquisition of a private company.

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

Significant Employees.

None

Family Relationships.

None

Involvement in Certain Legal Proceedings.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of our Company during the past ten years.

Executive Compensation.

Our sole officer and director has not received any cash remuneration since inception.  We do not expect that our sole officer will receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. Our sole officer and director intends to devote no more than a few hours a week to our affairs.

It is possible that, after we successfully consummates a business combination with an unaffiliated entity, such entity may desire to retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, we have adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.  However, because Mr. Amersey is the sole director, officer, and shareholder, this policy will be enforced solely by Mr. Amersey.  As such, outside of Mr. Amersey himself, there will not be any internal or external controls to ensure that this policy is not violated.

{~~00165437.~~00165437.2 }                                                                22

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by our Company for the benefit of our employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

Certain Relationships and Related Transactions, and Director Independence.

We utilize the office space and equipment of our stockholder at no cost.  We estimate such amounts to be immaterial.

On April 15, 2010 we issued 35,000,000 restricted shares of our Common Stock to Nitin Amersey, our sole officer and director, in consideration for $3,500 in cash, which was used for incorporation fees, annual resident agent fees in the State of Nevada, accounting fees and developing our business concept and plan.  All shares were considered issued at their par value ($0.0001 per share).

Nitin Amersey, the Company’s sole officer and director (its original incorporator), has paid all expenses incurred by the Company, which includes only resident agent fees, basic state and local fees and taxes.  ~~On a going forward basis, Mr. Amersey has agreed to pay all expenses incurred by the Company through the date of completion of a business transaction described in Item 1 of this Form 10.  Therefore, we do not expect to have significant expenses until the consummation of a transaction.~~

Mr. Amersey, as defined by Rule 405 of Regulation C under the Securities Act of 1933, is the only promoter of our Company.  All transactions involving Mr. Amersey required to be disclosed pursuant to Item 404(d) of Regulation S-K, pertaining to promoters, have been disclosed above in this Item 7.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

Legal Proceedings.

Presently, there are not any material pending legal proceedings to which we are a party or as to which any of our property is subject, and we do not know nor are we aware of any legal proceedings threatened or contemplated against us.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information.

Our Common Stock is not trading on any stock exchange. We are not aware of any market activity in our stock since our inception and through the date of this filing.

Holders.

As of ~~October 26,~~November 8, 2010, there was one record holder of 35,000,000 shares of our Common Stock.

{~~00165437.~~00165437.2 }                                                                23

Dividends.

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions.  The payment of dividend, if any, will be within the discretion of our sole director.  We presently intend to retain all earnings, if any, for use in our business operations and accordingly, our sole director does not anticipate declaring any dividends prior to a business combination.

Securities Authorized for Issuance Under Equity Compensation Plans.

We have never and have no current plans to issue securities under equity compensation plans.

Recent Sales of Unregistered Securities.

We issued 35,000,000 shares of Common Stock on April 15, 2010 to Nitin Amersey for an aggregate purchase price of $3,500.  We sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

No securities have been issued for services. We have not nor has any person acting on our behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

Mr. Amersey represented in writing that he acquired the securities for his own account. A legend was placed on the stock certificate stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

Description of Registrant’s Securities to be Registered.

Common Stock.

The authorized capital stock of our Company consists of 400,000,000 shares of Common Stock, par value $0.0001 per share, of which there are 35,000,000 issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by our sole director out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

This description of certain matters relating to the securities of our Company is a summary and is qualified in its entirety by the provisions of our Company's Articles of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10.

(b)        Preferred Stock.

Our Certificate of Incorporation authorizes the issuance of up to 100,000,000 shares of “blank-check” Preferred Stock, par value $0.0001 per share, with designations, rights and preferences including rights to dividend, liquidation, conversion, voting, or other rights determined from time to time by our board of directors, without shareholder approval.  Up to this point in time, we have not designated or issued any shares of Preferred Stock which could adversely affect the voting power or other rights of the holders of our Common Stock.

{~~00165437.~~00165437.2 }                                                                24

We are not registering our preferred stock under this Form 10 registration statement.

            (c)        Other Securities To Be Registered.

None

Indemnification of Directors and Officers.

Article VIII Section 1 of our Company’s By-Laws provides that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Nevada Revised Statutes provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had not reasonable cause to believe their conduct was unlawful.  A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.  The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreements, a vote of stockholders or disinterested directors or otherwise.

Financial Statements and Supplementary Data.

The financial statement information, including the report of the independent registered public accounting firm, required by this Item 13 ~~is attached as Exhibit 99.1 and is hereby incorporated into this Item 13 by reference.~~ begins on page 23 hereof and is provided in accordance with the requirements of Article 8 of Regulation S-X and Item 302 of Regulation S-K.

{~~00165437.~~00165437.2 }                                                                25

Changes in and Disagreements with Accountants and Financial Disclosure.

At this time, we do not have any changes in and disagreements with accountants and financial disclosure to report.

Financial Statements and Exhibits.

ABC ACQUISITION CORP 1502
(A Development Stage Company)
BALANCE SHEET
June 30, 2010

ASSETS

Current Assets:
Cash	$3,600
Total Current Assets	3,600

TOTAL ASSETS	$3,600

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
Accounts payable	$2,155
Total Current Liabilities	2,155

Other Current Liabilities:
Due to shareholder/officer	550
Total Other Current Liabilities	550

Total Liabilities	2,705

Stockholder's Equity:

Preferred Stock par value $0.0001; 100,000,000 shares
                authorized;

   authorized; none issued and outstanding

Common Stock par value $0.0001; 400,000,000 shares
                authorized;

   35,000,000 issued and outstanding on June 30, 2010

Deficit accumulated during the development stage

   Total Stockholders' Equity

Preferred Stock par value $0.0001; 100,000,000 shares
                authorized;

   authorized; none issued and outstanding

Common Stock par value $0.0001; 400,000,000 shares
                authorized;

   35,000,000 issued and outstanding on June 30, 2010

Deficit accumulated during the development stage

   Total Stockholders' Equity

-
3,500

(2,605)
895

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,600

The accompanying notes are an integral part of these financial statements.

ABC ACQUISITION CORP 1502
(A Development Stage Company)
STATEMENT OF OPERATIONS
FROM APRIL 12, 2010 (INCEPTION) TO JUNE 30, 2010

Operating Expenses:
General and administrative	$2,605
Total Operating Expenses	2,605

Loss Before Income Taxes	(2,605)
Income Tax Provision	-

Net Loss	$(2,605)

Earnings (Loss) Per Share:
Basic and Diluted	$-

Weighted Average Shares Outstanding:
Basic and Diluted	35,000,000

The accompanying notes are an integral part of these financial statements.

ABC ACQUISITION CORP 1502
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FROM APRIL 12, 2010 (INCEPTION) TO JUNE 30, 2010

			Deficit
			Accumulated
			During the
	Common Stock		Development
	Shares	Value	Stage	Total

Balance, April 12, 2010	-	$-	$-	$-

Issuance of Stock at $0.0001, April 15, 2010	35,000,000	3,500	-	3,500

Net Loss	-	-	(2,605)	(2,605)

Balance, June 30, 2010	35,000,000	$3,500	$(2,605)	$895

ABC ACQUISITION CORP 1502
(A Development Stage Company)
CONDENSED STATEMENT OF CASH FLOWS
FROM APRIL 12, 2010 (INCEPTION) TO JUNE 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(2,605)
Adjustments to reconcile net loss to net cash
used in operating activities:
Accounts payable	2,155
Net Cash Used In Operating Activities	(450)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholder/officer	550
Proceeds from sale of common stock	3,500
Net Cash Provided by Financing Activities	4,050

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,600

CASH AND CASH EQUIVALENTS:
Beginning of the Period	-

End of the Period	$3,600

The accompanying notes are an integral part of these financial statements.

ABC ACQUISITION CORP 1502

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS

ABC Acquisition Corp 1502 (the “Company”) was incorporated on April 12, 2010 in the state of Nevada.  The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

At June 30, 2010, the Company has not yet commenced any operations.  All activity from April 12, 2010 (Date of Inception) through June 30, 2010 relates to the Company’s formation and the pending registration statement described below.

Going Concern

As reflected in the accompanying financial statements, the Company is in the development stage with limited operations.  The Company ha a net loss of $2,605 from inception and has a working capital and stockholder’s deficiency of $2,605 at June 30, 2010.  This raises substantial doubt about its ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company’s ability to obtain funding from its principal stockholder and implement its business plan.  The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements.  These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Development Stage Company

The Company is a development stage company as defined by ASC 915-10-05, “Development Stage Entity”.  The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced.  All losses accumulated, since inception, have been considered as part of the Company’s development stage activities.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Fiscal Year End

The Company has a fiscal year ending on December 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

 Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

  Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken on a tax return. Under ASC 740-10, a tax benefit from an uncertain tax position taken or expected to be taken may be recognized only if it is “more likely than not” that the position is sustainable upon examination, based on its technical merits. The tax benefit of a qualifying position under ASC 740-10 would equal the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all the relevant information. A liability (including interest and penalties, if applicable) is established to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Related interest and penalties, if any, are included as components of income tax expense and income taxes payable.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period.  Diluted earnings (loss) per share is computed by dividing net income, or loss, by the weighted average number of shares of both common and preferred stock outstanding for the period.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material affect on the accompanying financial statements.

NOTE 3 - STOCKHOLDER’S EQUITY

On April 15, 2010, the Company issued 35,000,000 shares of common stock at par value of $0.0001 to the founder of the corporation, for a total consideration of $3,500.

NOTE 4 INCOME TAX

At June 30, 2010, deferred tax assets consist of:		0
Net operating loss carry forward	$
Start-up costs capitalized for tax purposes		2,605
Gross deferred tax assets		2,605
Valuation allowance		(2,605)
Net deferred tax assets		$-

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and net operating loss carry forwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a full valuation allowance. The Company’s valuation allowance increased by $2,605 during 2010.

The difference between the statutory tax rate of 15% and the effective tax rate of 0% is due to the valuation allowance for deferred income tax assets.

INDEX TO EXHIBITS.

Exhibit
Number	Description

3.1	Articles of Incorporation.
3.2	By-Laws.
23.1	Auditor Consent.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ABC Acquisition Corp 1502

(Registrant)

By:  /s/ Nitin  Amersey

       Nitin Amersey

       CEO, President, CFO, Secretary,

       and Director

Date: ~~October 26,~~November 8, 2010

Document comparison by Workshare Compare on Monday, November 08, 2010 11:58:47 AM

Input:
Document 1 ID	file://H:/DOCS/CLIENTS/2845/001/CORRESP/~VER/1/00165437.DOC
Description	00165437
Document 2 ID	file://H:/DOCS/CLIENTS/2845/001/CORRESP/00165437.DOC
Description	00165437
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{~~00165437.~~00165437.2 }                                                                26